AMENDED

SECURI 15027546 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 14 2015
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 68771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Locust Walk Securities, LLC

OFFICIAL USE ONLY
156174
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Technology Square, 8th Floor
(No. and Street)

Cambridge	MA	02139
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Meyerson (617) 300-0161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street, 9th Floor	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Geoffrey Meyerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Locust Walk Securities, LLC, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

Signature

Managing Member
Title

ELENA S SANTOS
MY COMMISSION EXPIRES 12-17-2021
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCUST WALK SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
JUNE 30, 2015

LOCUST WALK SECURITIES, LLC
CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members of
Locust Walk Securities, LLC
300 Technology Square, 8th Floor
Cambridge, MA 02139

We have audited the accompanying statement of financial condition of Locust Walk Securities, LLC as of June 30, 2015, and the related statements of income, changes in members' equity, and cash flows, for the year then ended. These financial statements are the responsibility of Locust Walk Securities, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Locust Walk Securities, LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I - Computation of Net Capital, Aggregate Indebtedness, and Basic Net Capital Requirement Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of Locust Walk Securities, LLC's financial statements. Schedule I is the responsibility of Locust Walk Securities, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edelstein & Company LLP

Boston, Massachusetts
August 21, 2015

LOCUST WALK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2015

ASSETS

Cash	$ 697,185
Accounts receivable	695,000
Prepaid expenses	17,381
Securities owned (cost $-)	-
	$ 1,409,566

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,979
Accrued commissions	915,000
Total Liabilities	916,979
Members' equity	492,587
Total Liabilities and Members' Equity	$ 1,409,566

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2015

Revenues:	
Success fee	$ 3,073,000
Net, realized and unrealized loss on owned securities	(19,505)
Total revenue	3,053,495
Expenses:	
Commission expense	2,600,759
Professional fees	25,737
Regulatory fees	18,048
Insurance	13,633
Rent	8,274
Travel	5,620
Technology, data and communications	1,436
Administration	1,200
Office expense	1,040
Office supplies	354
State franchise taxes	300
Total expense	2,676,401
Net income	$ 377,094

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2015

Balance at July 1, 2014	$ 93,020
Net income	377,094
Members' distributions	(27,527)
Members' contributions	50,000
Balance at June 30, 2015	$ 492,587

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2015

Cash flows from operating activities:	
Net income	$ 377,094
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(695,000)
Prepaid expenses	(2,710)
Accounts payable and accrued expenses	1,926
Accrued commission	915,000
Securities owned	32,850
Net cash provided by operating activities	629,160
Cash flows from financing activities:	
Members' distributions	$ (27,527)
Members' contributions	50,000
Net cash provided by financing activities	22,473
Net increase in cash	651,633
Cash at beginning of the year	45,552
Cash at end of the year	$ 697,185

The accompanying notes are an integral part of these financial statements.

LOCUST WALK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2015

1. ORGANIZATION AND NATURE OF BUSINESS

Locust Walk Securities, LLC (the "Company") was organized in the state of Delaware on December 14, 2010 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides advisory services including merger and acquisition, restructuring, valuation, and capital raising services for clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:

The Company typically enters into contracts with clients calling for success fees to be paid out once the merger, acquisition, sale, restructuring, or financing (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Some contracts provide that the success fee will be paid in securities. The Company recognizes success fees when the transaction is successfully completed and the fee is fixed and collectability is probable. Success fees received in securities in lieu of cash are recorded at the fair value of such securities received on the date all of the revenue criteria is met.

Income Taxes:

Taxable income (or loss) is passed through to the members of the Company, and not taxed at the Company level. Thus there is no provision or liability for income taxes in these financial statements.

The Company provides for liability on tax positions where it is considered more-likely-than-not that the position would be denied upon examination. Management performed an evaluation of tax positions taken on filed returns for open years and positions expected to be taken in filings for the current year. Management is of the opinion that such returns do not contain any material positions that are unlikely to be sustained, and therefore no accrual for uncertain tax positions has been made. Returns for years beginning with those filed for the fiscal year 2012, are open to examination.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include valuing securities held at each reporting period and accrued commissions.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts receivable:

Accounts receivable is stated at net realizable value. Management routinely performs evaluations of the credit-worthiness of its customers and provides reserves where collection is considered doubtful. As of June 30, 2015 no reserve has been provided for as management believes all accounts receivable are collectible.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2015, the Company had net capital of $245,206 which was $184,074 in excess of its required net capital of $61,132. The Company's net capital ratio was 3.73 to 1.

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

4. SECURITIES OWNED AND FAIR VALUE MEASUREMENTS - continued

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 3 inputs.

Management is carrying warrants which are classified as level III but have been determined by management to have no value. The Company's owned securities that are reported at fair value in the accompany statement of financial position as of June 30, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Warrants on common stock	$ -	$ -	$ 0	$ 0

There were no transfers between level 1 and level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2015:

	Beginning Balance	Proceeds From the Sale of Assets	Unrealized and Realized Loss Related to Assets Held at Year End	Unrealized and Realized Loss Related to Assets no Longer Held	Ending Balance
ASSETS					
Common stock	$ 32,562	$ 13,345	$ -	$ (19,217)	$ 0
Warrants on common stock	288	-	(288)	-	0
Total	$ 32,850	$ 13,345	$ (288)	$ (19,217)	$ 0

The warrants held as of June 30, 2015 were valued using the Black-Scholes option-pricing model. The value used for the underlying common stock, which is restricted, was based on the quoted price of freely tradable common stock of the issuer trading in its active market less a 50% transaction discount due to the restriction. Management assumed no volatility due in the Black-Scholes option-pricing model due to the restricted nature of the underlying common stock. If a significant higher volatility amount had been used or a different transaction discount, it would not have a significant impact on the value of the warrants.

5. CONCENTRATIONS OF CREDIT RISK

The Company places its cash with a bank. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and the Company's cash balance may at times exceed the insured limit.

6. ACCOUNTS RECEIVABLE CONCENTRATION

Accounts receivable consists of amounts due from one client for success fees. The June 30, 2015, balance includes amounts due from the client and a related party through common ownership, totaling of $445,000 and $250,000, respectively. The $250,000 was wired from the client to the related party in error.

7. ACCRUED COMMISSION

The Company plans to distribute approximately 67% of success fee revenue to registered representatives with specific amounts to be determined at the end of each calendar year. The success fee revenue for the first six months of the calendar year was $1,353,000. The Company has accrued approximately 67% or $915,000 for commission payments.

8. RELATED PARTIES

The Company has an Expense Sharing Agreement (the "Agreement") with Locust Walk Partners, a related party through common ownership, (the "Affiliate"), for rent and office expenses that are shared and paid by the Affiliate. The Company reimburses the Affiliate for these expenses. For the year ending June 30, 2015, the Company reimbursed the Affiliate expenses shared in the amount of $8,679.

A contracted consultant who provides certain accounting and administrative services to the Company is a relative of one of the managing partners of the Company. The Company paid such related party $1,200 for services provided for the year ended June 30, 2015.

9. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

COMMITMENTS

The Company is under contract to pay Karen Gendron FINOP, LLC a monthly fee of $800 for FINOP Services. The agreement can be terminated at any time by either party upon thirty (30) days written notice.

10. MEMBERS EQUITY

Pursuant to NASD 1017, on February 6, 2015, the Company was granted continuing membership with regard to a change of ownership. As of January 1, 2015, the Company ownership structure changed from one member, to two members with each having 50% ownership of the Company and voting rights. Net income and losses are allocated pro-rata to the members based on ownership interest.

11. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 21, 2015, the date on which the financial statements were available to be issued. On July 9, 2015 the Company received approval from FINRA to change the fiscal year end from June 30 to December 31. As a result of the change, the Company is required to file audited financials for the period of July 1, to December 31, 2015.

SCHEDULE I

LOCUST WALK SECURITIES, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2015

Aggregate Indebtedness		
Total liabilities per statement of financial condition		$ 916,979
Total Members' Equity		$ 492,587
Adjustments to Net Capital		
Accounts receivable, net	(695,000)	
Less: amount included in accrued commission	465,000	
Prepaid assets	(17,381)	
Total Adjustments to Net Capital		(247,381)
Net Capital, as defined		$ 245,206
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		61,132
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 61,132
Net Capital In Excess of Requirement		$ 184,074
Ratio of Aggregate Indebtedness To Net Capital		3.73 to 1
Reconciliation with the Company's computation of net capital:		
Net capital as reported in the Company's Part IIA (unaudited)		
Focus Report		$ 245,206
Net audit adjustments		-
Increase in non-allowables and haircuts		-
Net capital per above		$ 245,206

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of June 30, 2015.

LOCUST WALK SECURITIES, LLC
SUPPLEMENTARY SCHEDULES
JUNE 30, 2015

SCHEDULE III

LOCUST WALK SECURITIES, LLC

**EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION**

JUNE 30, 2015

Locust Walk Securities, LLC ("Company") operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

Signature: ______________________________
Geoffrey Meyerson, Managing Member

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Locust Walk Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Locust Walk Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Locust Walk Securities, LLC stated that Locust Walk Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Locust Walk Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Locust Walk Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edelstein & Company LLP

Boston, Massachusetts
August 21, 2015

Locust Walk Securities, LLC
Supplemental SIPC Report
For The Year Ended
June 30, 2015

Locust Walk Securities, LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended June 30, 2015
Schedule Of Assessment Payments

General Assessment		$ 7,683
Less Payments Made:		
Date Paid	Amount	
1-27-2015	$ 4,300	4,300
Prior Overpayment		
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$ 3,383
Payment made with Form SIPC 7		$ 3,383

See Report of Independent Registered Public Accounting Firm

Locust Walk Securities, LLC
Determination Of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended June 30, 2015

Total revenue	$ 3,053,495
Additions:	
Net loss from securities in investment accounts	19,505
Total additions	$ 19,505
Deductions:	
Other	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	$ 3,073,000
GENERAL ASSESSMENT @ .0025	$ 7,683

See Report of Independent Registered Public Accounting Firm

edelstein

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Locust Walk Securities, LLC
300 Technology Square, 8th Floor
Cambridge, MA 02139

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2015, which were agreed to by Locust Walk Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (quarterly focus reports), noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
August 21, 2015